

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Via U.S. Mail

John E. Baker
Chief Executive Officer
VR Holdings, Inc.
1615 Chester Road
Chester, MD 21619

> **Re:** **VR Holdings, Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed October 25, 2010**
> **File No. 333-166884**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you have revised to register 65,371,598 shares in this offering. Given the size of the offering relative to the number of outstanding shares held by non-affiliates, the nature of the offering, and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of the Securities Act. Therefore, please fix the offering price for the duration of the offering and identify all selling shareholders as underwriters**.**

If you disagree with our analysis, please tell us why your offering is eligible to be made under Rule 415(a)(1)(i) of the Securities Act. In your analysis, please address the following, including any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder,

- The percentage of outstanding shares held by non-affiliates that the number of shares being offered by each selling shareholder represents;

- The date on which, and the manner in which, each selling shareholder received the shares,

- The relationship of each selling shareholder to the company, including an analysis of whether the selling shareholder is an affiliate of the company,

- Any relationships among the selling shareholders,

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments, and

- Whether any of the selling shareholders is in the business of buying and selling securities.

2. In the discussion of the background to *The Cancer Foundation, Inc. v. Cerberus Capital Management, LP* litigation, you state at the bottom of page 38 that you cannot predict the outcome of the plaintiffs' appeal to the Illinois Court of Appeals or the ultimate resolution of the case. Please revise throughout your filing to discuss whether you have any other legal recourse if you lose this appeal.

3. On the top of page 36, you disclose that the Cancer Foundation was initially a plaintiff but later dropped out because it had no standing to sue. However, your disclosure at the bottom of page 21 appears inconsistent because you state The Cancer Foundation determined that it was in the best interests of the foundation to exchange its claim against the lender group for shares of VR Holdings and is therefore part of the VR Holdings law suit, and to pay legal bills and audit expenses of VR Holdings. Similarly, in the last paragraph of page 35, you state the intended contribution by VR Holdings became a claim of the foundation.

    Please explain how the foundation could have a claim if it was judged not to have standing to sue the lender-defendants. In this regard, we generally note that if a person does not have standing to sue, then the person has no colorable right to the claim. Further, please explain why it is in the best interests of the foundation to pay the expenses of VR Holdings if the foundation had no legal claim to the $80,000,000 gift and VR Holdings is not contractually obligated to make the gift.

Prospectus Summary, page 1

4.   Please provide a current corporate organizational chart to provide context to your narrative discussion. In the chart or through footnote disclosure, please disclose when any of the companies filed for bankruptcy and whether all the debt was discharged in bankruptcy.

5.   Please provide a chart or table that lists each class of persons to whom the company is offering shares, the total number of shares being offered and what each class of persons is providing in exchange for their shares. Briefly describe each "claim" that serves as the basis for determining what each class is providing in exchange for the shares. Disclose whether each class of persons has a legal right to the "claim." Also disclose whether the company or Mr. Lapides is legally obligated for any of the "claims" and, if not, who is. Disclose the specific consideration that each class of offerees will provide in exchange for the shares. Please consider using more descriptive words than "claimant" or "claim," which you currently use to describe all the offerees and the underlying bases for determining the consideration for the shares, respectively. More specific language will make the offering easier to understand. We may have further comments.

Risk Factors, page 6

We may not be successful in our current litigation, page 11

6.   We note you disclose that your suit is being appealed in the Illinois Court of Appeals. Please revise to present the current status of the case in this court. We note that you disclose on page 38 that your brief is due in October 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

7.   You disclose in Note 7 to the financial statements on page F-12 that the debt against Transcolor has been written off because the statute of limitations for the collectability of the debt has expired. Please discuss this in your management's discussion and analysis and disclose whether you have received an opinion from counsel regarding the expiration of the statute of limitations and collectability of debt.

Dilution, page 19

8.   Please revise this section to reflect that you are no longer offering shares for cash and to remove from the dilution calculation the shares being offered by the selling shareholders.

The Cancer Foundation, Inc. v. Cerberus Capital Management, LP, page 36

9.   In the second paragraph on page 37, you discuss Winterland's bankruptcy. Please revise in the appropriate places to discuss who had the right to direct Winterland into bankruptcy.

10.   At the top of page 39, you discuss that plaintiff's action may be time barred by the statute of limitations. Please revise to present more concrete information regarding the applicability of the statute of limitations. For instance, discuss when is the deadline for the 10 year statute of limitation, 5 year statute of limitation, and to what date you believe the statute of limitation was tolled while your case was pending in federal court.

Principal Stockholders, page 47

11.   Please correct the discrepancies between the beneficial ownership table on page 47, which discloses that The Cancer Foundation beneficially owns 27,273,643 shares, and the selling stockholders table on page 58, which discloses that The Cancer Foundation owns 26,273,643 shares.

Selling Stockholders, page 54

12.   On pages 54 to 55, you disclose how each selling stockholder received its shares and state that the shares were issued in reliance upon an exemption from registration under Section 4(2) of the Securities Act or Rule 506 of Regulation D. Please provide your analysis of how your sale of shares to your affiliate, The Cancer Foundation, was exempt in light of the fact that The Cancer Foundation subsequently transferred at least 1,547,000 shares. In your analysis, please address how The Cancer Foundation met the safe harbor of Rule 144, and in particular Rule 144(i), so as not to be deemed an underwriter.

Exhibit 23.2

13.   Please ask your independent registered accounting firm to revise its consent to properly identify the filing in which the consent is included. We note that the auditors' consent filed on October 25, 2010 and included in this amendment refers to amendment no. 3.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via facsimile to 713-456-2509
        Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm